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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                           Telemate.net Software, Inc.
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                                 Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                   87943L 10 0
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                                 (CUSIP Number)





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CUSIP No.:   87943L 10 0               13G                    Page 2 of 4 Pages


1.       Name of Reporting Person:                Noro-Moseley Partners IV, L.P.
         S.S. or I.R.S. Identification No.:       58-2372094

2.       Check the Appropriate Box if a Member of a Group:       Not applicable

3.       SEC Use Only

4.       Citizenship or Place of Organization:                Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       Sole Voting Power:                                   375,000

6.       Shared Voting Power                                     0

7.       Sole Dispositive Power                               375,000

8.       Shared Dispositive Power:                               0

9.       Aggregate Amount Beneficially Owned by each Reporting Person: 375,000

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:          No

11.      Percent of Class Represented by Amount in Row 9:              5.11%

12.      Type of Reporting Person:          PN


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                                  Schedule 13G

                                    Item 1(a)
Name of Issuer:           Telemate.net Software, Inc.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
                          4250 Perimeter Park South
                          Suite 200
                          Atlanta, GA 30341

                                    Item 2(a)
Name of Person Filing:    Noro-Moseley Partners IV, L.P.

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
                          9 North Parkway Square, 4200 Northside Parkway, N. W. Atlanta, Georgia 30327

                                    Item 2(c)
Citizenship:               Georgia

                                    Item 2(d)
Title of Class of Securities:   Common Stock

                                    Item 2(e)
CUSIP Number:     87943L 10 0

                                     Item 3
This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                     Item 4
Ownership:
(a)      Amount Beneficially Owned:      375,000

(b)      Percent of Class:                5.11%

(c) Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:      375,000

             (ii)   Shared power to vote or to direct the vote:       0

             (iii)  Sole power to dispose or to direct the
                    disposition of:                                375,000

             (iv)   Shared power to dispose or to direct the
                    disposition of:                                    0



                                   Page 3 of 4


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                                     Item 5
Ownership of Five Percent or Less of a Class:             N/A

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:       N/A

                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:                  N/A

                                     Item 8
Identification and Classification of Members of the Group:             N/A

                                     Item 9
Notice of Dissolution of Group:     N/A

                                     Item 10
Certification:             N/A

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      1/6/00
-------------------
Date

NORO-MOSELEY PARTNERS IV, L.P.

By:   MKFJ-IV, LLC
      General Partner

/S/ Charles A. Johnson
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Charles A. Johnson
Member









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